EXHIBIT 99.1

Press Release Dated June 17, 2010,

Suncor Energy receives regulatory approval for tailings management plan

News Release

FOR IMMEDIATE RELEASE

(Financial figures are in Canadian dollars and are approximate.)

Suncor Energy receives regulatory approval for tailings management plan

Calgary, Alberta (June 17, 2010) — Suncor Energy today reported it has received approval for its tailings management plan from the Energy Resources Conservation Board (ERCB). The plan proposed the expansion of a new approach to tailings management called TROTM.

“This is great news and a significant milestone in addressing one of the greatest reclamation challenges in oil sands mining,” said Kirk Bailey, executive vice president, Oil Sands. “We are confident that our TROTM technology will help us meet the expectations of stakeholders around accelerating the pace of reclamation, while also reducing our costs over the long term.”

Suncor has been researching, developing and testing the TROTM technology since 2003. The company will rapidly accelerate the implementation of this technology across its existing operations.

“We expect to invest more than $1 billion to implement our new TROTM technology, potentially reducing tailings reclamation time by decades,” said Bailey. “Suncor’s commitment to restoring natural habitats is also illustrated by our plans to complete the reclamation of our first tailings pond to a solid surface later this year.”

Tailings are a mixture of fine clay, sands, water and residual bitumen produced through the oil sands extraction process. As tailings settle, a portion will eventually form mature fine tailings (MFT), a substance that has historically taken many decades to firm up sufficiently for reclamation. During the TROTM process, MFT is mixed with a polymer flocculent and then deposited in thin layers over sand beaches with shallow slopes. This drying process occurs over a matter of weeks, allowing more rapid reclamation activities to occur. The resulting product is a dry material that can be reclaimed in place or moved to another location for contouring and replanting with native vegetation.

Suncor will continue to work closely with stakeholders to ensure they understand the new technology and that the company understands any concerns they may have.

To view a video explaining the TROTM technology, please visit www.suncor.com/tailings.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Some of the forward-looking statements may be identified by words like “expects,” “anticipates,” “estimates,” “plans,” “scheduled,” “intends,” “may,” “believes,” “projects,” “indicates,” “could,” “focus,” “vision,” “goal,” “proposed,” “target,” “objective,” “continue” and similar expressions. In addition, all other statements that address expectations or projections about the future, including statements about our strategy for growth, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are

Suncor Energy Inc. P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5 Website: www.suncor.com forward-looking statements.  Forward-looking statements in this news release include references to: pace and plans for reclamation and the TROTM technology, reductions in costs, and capital expenditures with respect to the implementation of the TROTM technology.  Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company.  In addition, estimating and budgeting for major capital expenditures is a process that involves uncertainties and that evolves in stages, each with progressively more refined data and a correspondingly narrower range of uncertainty.  Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s most recently filed Annual Information Form and its Management’s Discussion & Analysis and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov.  Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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For more information about Suncor Energy Inc. please visit our web site at www.suncor.com .

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